Exhibit 99.1

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny.green@gkir.com
mosheamit@camtek.co.il		ehud.helft@gkir.com

CAMTEK WILL ANNOUNCE ITS FOURTH QUARTER
AND FULL YEAR 2005 RESULTS
AND WILL HOLD A CONFERENCE CALL ON MARCH 2nd, 2006

MIGDAL Ha’Emek – Feb 27, 2006 – Camtek Ltd. (NASDAQ: CAMT) announced today that it would be reporting its financial results for the fourth quarter and full year 2005 before the market opens on Thursday, March 2nd, 2006.

The Company will also hold an investor conference call starting 11:00 a.m. EST that day. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers at least 5 minutes before the start of the call.

US:	1 866 860 9642	at 11:00 a.m. EST
UK:	0 800 917 5108	at 4:00 p.m. GMT
Israel:	03 918 0610	at 6:00 p.m. Israel time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.